

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2023

Charles Federman
Chief Executive Officer and Director
SILVERspac Inc.
7 World Trade Center, 10th Floor
250 Greenwich Street
New York, NY 10007

> **Re: SILVERspac Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **File No. 001-40783**

Dear Charles Federman:

We issued a comment to you on the above captioned filing on September 13, 2023. As of the date of this letter, this comment remain outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by October 24, 2023.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction